UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COCA-COLA CONSOLIDATED, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

191098102

(CUSIP Number of Class of Securities)

E. Beauregarde Fisher III, Esq.

Executive Vice President, General Counsel and Secretary

Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(980) 392-8298

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Janson, Esq.

Jeffrey D. Marell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by
Coca-Cola Consolidated, Inc., a Delaware corporation (“Coca-Cola Consolidated” or the “Company”), on May 20, 2024 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $2,000 million in value of shares of its issued and outstanding Common Stock, par value $1.00 per share, at a price of not less than $850 nor greater than $925 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), a copy of which was filed as
Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as
Exhibit (a)(1)(B) to the Schedule TO.

Only those items amended or supplemented are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time (the “Offer”).

Items 1 through 12.

The disclosure in the Offer to Purchase and Items 1 through 12 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended as follows:

•

The Company has entered into the Credit Agreements and completed its offering of $700,000,000 aggregate principal amount of its 5.250% Notes due 2029 and $500,000,000 aggregate principal amount of its 5.450% Notes due 2034. The Company expects the proceeds from borrowings under the Credit Agreements and the offering of the Notes to be available to the Company to purchase the shares of Common Stock accepted for payment pursuant to the Offer and, as a result, the Company has waived the Financing Condition.

•	All references to the “Financing Condition” are hereby deleted in their entirety.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) of the Schedule TO are hereby amended and supplemented by the following information:

We expect to fund the Offer and the Share Repurchase, including related fees and expenses, with a combination of cash on hand, borrowings under the Revolving Credit Facility, borrowings under the Term Loan Facilities and/or proceeds from the offering of the Notes.

Entry into the Term Loan Agreement and Revolving Credit Facility Agreement

On June 10, 2024, the Company entered into a term loan agreement (the “Term Loan Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent, and the other lenders party thereto, providing for a senior unsecured term loan facility in the aggregate principal amount of up to $800 million, maturing on June 10, 2027 (the “Three-Year Term Loan Facility”), and a senior unsecured term loan facility in the aggregate principal amount of up to $500 million maturing on June 10, 2029 (the “Five-Year Term Loan Facility” and, together with the Three-Year Term Loan Facility, the “Term Loan Facilities”). Loans under the Term Loan Facilities may be requested by the Company on a delayed draw basis in one or more advances on any business day from the period from June 10, 2024 through and including the earliest of (i) the date 90 days thereafter, (ii) the applicable maturity date and (iii) the applicable termination date (such period, the “Draw Period”). Subject to obtaining commitments from lenders and satisfying other conditions specified therein, at the Company’s option, additional incremental term loans may be established under the Term Loan Facilities to increase the aggregate principal amount of term loans under the Term Loan Facilities by up to $500 million. The proceeds of the Term Loan Facilities, if drawn, may be used for general corporate purposes, which may include repurchases of the Company’s common stock, funding for working capital, payment of dividends and capital expenditures.

Also on June 10, 2024, the Company entered into an amended and restated credit agreement (the “Revolving Credit Facility Agreement” and, together with the Term Loan Agreement, the “Credit Agreements”) with Wells Fargo, as administrative agent, swingline lender and issuing lender, and the other lenders party thereto, providing for a five-year unsecured revolving credit facility with an aggregate maximum borrowing capacity of $500 million (the “Revolving Credit Facility”), maturing on June 10, 2029. The Revolving Credit Facility Agreement replaces the Company’s existing credit agreement, dated as of July 9, 2021, by and among the Company, Wells Fargo, as administrative agent, and the other lenders party thereto. The Company may request revolving loans, swingline loans and letters of credit under the Revolving Credit Facility. Revolving loans are available from the lenders up to the entire amount of commitments under the Revolving Credit Facility. Swingline loans are available from Wells Fargo, as swingline lender, up to $50 million. Letters of credit are available from Wells Fargo and the other lenders identified as issuing lenders in the Revolving Credit Facility Agreement, up to $75 million in the aggregate. Subject to obtaining commitments from lenders and satisfying other conditions specified therein, at the Company’s option, the Revolving Credit Facility may be increased by up to $250 million.

Amounts borrowed under the Term Loan Facilities bear interest at a per annum rate equal to, at the Company’s option, either (i) Term SOFR plus the SOFR Adjustment and the applicable rate, or (ii) the Base Rate plus the applicable rate. The applicable rates for Term SOFR rate loans and Base Rate loans are set out in a pricing grid based on the applicable rating for the Company’s long-term senior unsecured, non-credit-enhanced debt (the “Debt Rating”). For the Three-Year Term Loan Facility, the applicable rate for Term SOFR rate loans varies from 0.750% to 1.250%, and the applicable rate for base rate loans varies from 0.000% to 0.250%. For the Five-Year Term Loan Facility, the applicable rate for Term SOFR rate loans varies from 0.875% to 1.500%, and the applicable rate for base rate loans varies from 0.000% to 0.500%. Commencing June 25, 2024, a ticking fee is payable on the aggregate unused amount of the commitments under the Term Loan Facilities. The ticking fee varies from 0.060% to 0.175% per annum, as set out in a pricing grid based on the Company’s Debt Rating. Based on the Company’s current Debt Rating, (i) under the Three-Year Term Loan Facility, the applicable rate for Term SOFR rate loans will be 1.000%, the applicable rate for base rate loans will be 0.000% and the applicable ticking fee will be 0.100% and (ii) under the Five-Year Term Loan Facility, the applicable rate for Term SOFR rate loans will be 1.250%, the applicable rate for base rate loans will be 0.250% and the applicable ticking fee will be 0.100%. The Company may from time to time prepay amounts borrowed under the Term Loan Facilities without premium or penalty; provided, the Company complies with the notice and other requirements for prepayment set forth in the Term Loan Agreement.

Revolving loans bear interest at a per annum rate equal to, at the Company’s option, either (i) Base Rate (as defined below) plus the applicable rate, or (ii) Term SOFR (as defined below) plus the SOFR Adjustment (as defined below) and the applicable rate. Swingline loans will bear interest at a per annum rate equal to (a) Term SOFR for one month tenor plus the SOFR Adjustment plus the applicable rate in effect on such day or (b) during any period in which Term SOFR is unavailable or unascertainable, the Base Rate (or such other rate agreed upon in writing from time to time by the administrative agent and the Company. The applicable rates for Term SOFR, base rate loans and swingline loans are set out in a pricing grid based on the Company’s Debt Rating. The applicable rate for Term SOFR loans and swingline loans varies from 0.690% to 1.075% and the applicable rate for base rate loans varies from 0.000% to 0.075%. Letter of credit fees are payable on the outstanding amounts of letters of credit at a per annum rate equal to the applicable rate for Term SOFR rate loans. A facility fee is payable on the aggregate amount of commitments under the Revolving Credit Facility (regardless of the amount of loans and extensions of credit thereunder). The facility fee varies from 0.060% to 0.175% per annum, as set out in a pricing grid based on the Company’s Debt Rating. Based on the Company’s current Debt Rating, under the Revolving Credit Facility, the applicable rate for Term SOFR rate loans and swingline loans will be 0.900%, the applicable rate for Base Rate loans will be 0.000%, the applicable letter of credit fee will be 0.900%, and the applicable facility fee will be 0.100%. The Company may from time to time borrow, prepay (without premium or penalty) and re-borrow amounts under the Revolving Credit Facility; provided, the Company complies with the notice and other requirements set forth in the Revolving Credit Facility Agreement.

Under the Credit Agreements, (i) “Term SOFR” is interest periods of one, three or six months as selected by the Company and at the forward-looking term rate based on the secured overnight financing rate (“SOFR”) that is published by CME Group Benchmark Administration Limited (or a successor administrator of such rate), (ii) “SOFR Adjustment” means 0.10% per annum and (iii) the “Base Rate” is the highest of (1) the prime rate publicly announced by Wells Fargo as its prime rate, (2) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York, plus one-half of one percent, and (3) Term SOFR for a one month tenor, plus the SOFR Adjustment, plus one percent.

The Credit Agreements contain substantially similar representations, warranties and covenants customary for transactions of this type, including (i) limitations on the ability of the Company and its subsidiaries to incur indebtedness, dispose of all or substantially all of its assets, grant certain liens and enter into certain merger or consolidation transactions and (ii) two financial covenants: a “consolidated cash flow/fixed charges ratio” and a “consolidated funded indebtedness/cash flow ratio” (each as defined in the Credit Agreements). The consolidated cash flow/fixed charges ratio requires the Company to maintain a consolidated adjusted operating cash flow to consolidated adjusted fixed charges ratio of 1.5 to 1.0 or higher. The consolidated funded indebtedness/cash flow ratio requires the Company to maintain a consolidated adjusted funded indebtedness to consolidated adjusted operating cash flow ratio of 6.0 to 1.0 or lower.

The Credit Agreements contain substantially similar events of default customary for transactions of this type, including, among others: (i) non-payment of amounts due thereunder, (ii) the material inaccuracy of representations or warranties made thereunder, (iii) non-compliance with covenants thereunder, (iv) non-payment of amounts due under, or the acceleration of, other indebtedness of the Company or its subsidiaries in excess of $150 million in the aggregate, (v) bankruptcy or insolvency events of the Company or its subsidiaries, (vi) unsatisfied judgments of the Company or its subsidiaries in excess of $150 million in the aggregate, individually or in the aggregate, outstanding for 30 days or more which are not being appealed or contested in good faith and (vii) a change of control of the Company. Upon the occurrence of an event of default under the Credit Agreements, the lenders may terminate their commitments and accelerate the maturity of the Company’s outstanding obligations thereunder.

The foregoing descriptions of the Credit Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibits (b)(5) and (b)(6) attached to the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(b)(5) Term Loan Agreement, dated as of June  10, 2024, by and among Coca-Cola Consolidated, Inc., Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto, incorporated by reference to Exhibit 10.1 to Coca-Cola Consolidated, Inc.’s Form 8-K filed on June  10, 2024 (SEC file no. 0-9286).

(b)(6) Amended and Restated Credit Agreement, dated June 10, 2024, by and among Coca-Coca Consolidated, Inc., Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender, and the other lenders party thereto, incorporated by reference to Exhibit 10.2 to Coca-Cola Consolidated, Inc.’s Form 8-K filed on June 10, 2024 (SEC file no. 0-9286).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2024

COCA-COLA CONSOLIDATED, INC.

By:	/s/ F. Scott Anthony
Name:	F. Scott Anthony
Title:	Executive Vice President and Chief Financial Officer